BILL OF SALE, ASSIGNMENT AND ASSUMPTION AGREEMENT

This Bill of Sale, Assignment and Assumption Agreement (this “Agreement”) is entered into as of the Effective Time (as defined in the Exchange Agreement), by and between SOFTWARE EFFECTIVE SOLUTIONS CORP., a Louisiana corporations (“Transferor”), and Medcana, Inc., a Nevada corporation (“Transferee”).

WHEREAS, Transferor acquired all of the business assets of Medcana, Inc., a Nevada corporation (“Medcana”), including but not limited to all of the outstanding shares of Transferee, and assumed all the liabilities of Medcana, pursuant to that certain Agreement and Plan of Exchange dated October 18, 2021, by and among Transferor, Medcana and Transferee (the “Exchange Agreement”); and

WHEREAS, Transferor desires to assign and transfer to Transferee substantially all the assets of Medcana received by Transferor pursuant to the Exchange Agreement, and Transferee will assume the liabilities of Medcana assumed by Transferor pursuant to the Exchange Agreement.

NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and pursuant to and as an integral part of the Exchange Agreement, Transferor and Transferee hereby agree as follows, to be effective as of the Effective Time:

1.

Transferor does hereby SELL, ASSIGN AND CONVEY to Transferee, all of the assets which were owned and used by Medcana in its business immediately prior to the Effective Time and received by Transferor pursuant to the Merger Agreement (the “Assets”), including Medcana’s name, the sum of $300,000.

2.

Transferor hereby assigns to Transferee all of the liabilities which were obligations of Medcana immediately prior to the Effective Time and assumed by Transferor pursuant to the Merger Agreement, with the exception of the following: Transferor’s obligations under (i) Medcana’s Second Amended Stock Option Plan, (ii) the common stock purchase warrants issued by Medcana prior to the Effective Date, and (iii) the convertible debt instruments issued by Medcana prior to the Effective Date (after giving effect to such exceptions, the “Assumed Liabilities”).

3.

Transferee hereby assumes all of the Assumed Liabilities and agrees to pay, perform and discharge all of the Assumed Liabilities when the same become due and payable. Transferor shall not be responsible for the discharge and performance of any duties or obligations to be performed and/or discharged in connection with the Assets or the Assumed Liabilities, from and after the date hereof.

4.

Notwithstanding the provisions of section 3 above, to the extent that assignment or transfer under this Agreement by Transferor of any contract, license or permit to Transferee is not permitted by law or is not permitted without the consent of any person, this Agreement is not an undertaking by Transferor to assign or transfer the same if such consent is not given or if such an undertaking would constitute a breach or cause a loss of benefits thereunder.

5.

Transferor hereby agrees that from and after the date hereof, upon the reasonable request of Transferee, Transferor will do such other and further acts, and execute, acknowledge and deliver all such further instruments and documents, as in the reasonable opinion of Transferee may be necessary or desirable to carry out more effectively the intents and purposes of this Agreement.

Executed as of the Effective Time.

TRANSFEROR: SOFTWARE EFFECTIVE SOLUTIONS CORP.

By:	/s/ Jose Gabriel Diaz
Jose Gabriel Diaz
Chief Executive Officer

TRANSFEREE: Medcana, Inc.

By:	/s/ Jose Gabriel Diaz
Jose Gabriel Diaz
Chief Executive Officer